Richard C. Sarhaddi (773) 961-2070
October 28, 2008
VIA FACSIMILE AND FEDERAL EXPRESS
Kathleen Collins
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Midway Games Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended
December 31, 2007
Filed March 13, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarterly Period Ending June 30, 2008
Filed August 4, 2008
File No. 0-12367
     Dear Ms. Collins:
     Reference is made to your letter dated October 16, 2008 regarding comments by the staff of the Securities and Exchange Commission with respect to the above-captioned filings of Midway Games Inc. (the “Company”). This letter is to confirm that you have received and accepted the Company’s request for an extension to respond to your letter by November 14, 2008.
     Please do not hesitate to contact me with any questions, comments or requests for additional information that you may have.

Very truly yours, MIDWAY GAMES INC.
/s/ Richard C. Sarhaddi

Richard C. Sarhaddi Staff Attorney

RCS/rcs